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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                               JARDEN CORPORATION
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                                (Name of Issuer)



                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)
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                                   471109 10 8
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                                 (CUSIP Number)

                  --------------------------------------------

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With a copy to:
                           Andrew R. Brownstein, Esq.
                               David M. Silk, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

                               September 19, 2004
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             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]



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


-----------------------------------                -----------------------------
CUSIP No. 471109 10 8                SCHEDULE 13D          (Page 2 of 24)
-----------------------------------                -----------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Warburg Pincus Private Equity VIII, L.P.
                  I.R.S. Identification No. 13-4161869
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                   (b)  [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                           [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES                           -0-
                         ------ ------------------------------------------------
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY                          4,732,130 (see Items 4 and 5)
                         ------ ------------------------------------------------
         EACH              9    SOLE DISPOSITIVE POWER
       REPORTING                         -0-
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                         4,732,130 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             4,732,130 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              14.7% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                              PN
-------- -----------------------------------------------------------------------

-----------------------------------                -----------------------------
CUSIP No. 471109 10 8                SCHEDULE 13D          (Page 3 of 24)
-----------------------------------                -----------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                           Warburg, Pincus & Co.
                      I.R.S. Identification No. 13-6358475
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    [ ]
                                                                 (b)    [X]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  N/A
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                           [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES                           -0-
                         ------ ------------------------------------------------
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY                          4,732,130 (see Items 4 and 5)
                         ------ ------------------------------------------------
         EACH              9    SOLE DISPOSITIVE POWER
       REPORTING                         -0-
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                         4,732,130 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         4,732,130 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         14.7% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                                       PN
-------- -----------------------------------------------------------------------

-----------------------------------                -----------------------------
CUSIP No. 471109 10 8                SCHEDULE 13D          (Page 4 of 24)
-----------------------------------                -----------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                           Warburg Pincus LLC
                      I.R.S. Identification No. 13-3536050
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                           N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                           [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York
-------- -----------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES                           -0-
                         ------ ------------------------------------------------
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY                          4,732,130  (see Items 4 and 5)
                         ------ ------------------------------------------------
         EACH              9    SOLE DISPOSITIVE POWER
       REPORTING                         -0-
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                         4,732,130 (see Item 5)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         4,732,130 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         14.7% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                                       OO
-------- -----------------------------------------------------------------------

                   This Schedule 13D is being filed on behalf of Warburg, Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WP VIII and WP, the "Reporting Entities"). The holdings of the Reporting Persons indicated in this Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Schedule 13D as the "Group Members." This Schedule 13D relates to the common shares, par value $0.01, of Jarden Corporation, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the shares of common stock of the Company, par value $0.01 per share.

                   The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Group Members to file jointly (the "Joint
Filing Agreement") is attached hereto as Exhibit 1. Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.



ITEM 1.           SECURITY AND ISSUER.
                  -------------------

                   This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Rye, New York 10580.



ITEM 2.           IDENTITY AND BACKGROUND.
                  -----------------------

(a) This statement is filed by the Group Members. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each Investor is WP. WP LLC manages each Investor. The general partners of WP and the members of WP LLC are described in
         Schedule I, which is attached hereto as part of Exhibit 1 and incorporated herein by reference.

(b) The address of the principal business and principal office of each of the Group Members is 466 Lexington Avenue, New York, New York 10017.

(c) The principal business of each Investor is making private equity and related investments. The principal business of WP is acting as general partner of each of the Investors and certain other private equity funds. The principal business of WP LLC is acting as manager of each of the Investors and certain other private equity funds.

(d) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Group Members nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of WPNPE VIII I and WPNPE VIII II is organized under the laws of the Netherlands. WPGPE VIII is organized under the laws of Germany. Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                   The total amount of funds required by the Investors to purchase the securities of the Company as described herein is $350,000,000, to be furnished from the working capital of the Investors.



ITEM 4.           PURPOSE OF TRANSACTION.
                  ----------------------

                  The purchase by WP VIII of the securities of the Company as described herein was effected because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects and strategy.

                   Pursuant to a Purchase Agreement, dated September 19, 2004, as amended (the "Purchase Agreement"), by and among WP VIII and the Company, WP VIII agreed to purchase 714,286 shares of Common Stock, 128,571 shares of Series B Convertible Participating Preferred Stock of the Company, par value $0.01 per share ("Series B Preferred Stock"), and 200,000 shares of Series C Mandatory Convertible Participating Preferred Stock, par value $0.01 per share of the Company ("Series C Preferred Stock," together with Series B Preferred Stock, the "Preferred Stock" or the "Convertible Securities" and, together with the Common Stock and the Series B Preferred Stock, the "Securities"). The aggregate purchase price for the Common Stock, the Series B Preferred Stock and the Series C Preferred Stock was $350,000,000 (the "Purchase Price"). The purchase and sale of the Securities for the Purchase Price pursuant to the terms of the Purchase Agreement is referred to herein as the ("Equity Investment").

                  If the Equity Investment is consummated, the Company will file at the Equity Investment Closing (i) a Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation (the "Series B Certificate of Designations") and (ii) a Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation (the "Series C Certificate of Designations"). The Form of Series B Certificate of Designations and the Form of Series C Certificate of Designations are attached to this report as Exhibits 4 and 5, respectively, and are incorporated herein by reference as though fully set forth herein.

                           CLOSING IN ESCROW. The closing in escrow of the Equity Investment (the "Funding Date") will occur on the later of (i) October 8, 2004, and (ii) receipt of certain bank consents required under the Company's Second Amended and Restated Credit

         Agreement, dated as of June 11, 2004, among the Company, Canadian Imperial Bank of Commerce, as administrative agent, Citicorp North America, Inc., as syndication agent, National City Bank of Indiana and Bank of America, N.A., as co-documentation agents and the lenders party thereto relating to the Equity Investment. On the Funding Date, the Company and WP VIII will enter into an escrow agreement (the "Escrow Agreement") pursuant to which both the Securities and the Purchase Price are deposited into an escrow fund. At such time as the Purchase Price is needed in connection with a securities purchase agreement dated September 19, 2004 relating to the acquisition of all of the capital stock of American Household, Inc. ("AHI") by the Company upon the terms and subject to the conditions contained in such securities purchase agreement (the "AHI Acquisition"), and in accordance with the terms of the Escrow Agreement, the Purchase Price will be released from escrow for use in consummating the AHI Acquisition and the Securities will be released from escrow and delivered to WP VIII. The Purchase Agreement may be terminated (i) if the stock certificates relating to the securities have been released to the Company and the cash proceeds (and all interest earned thereon) have been released to WP VIII in connection with the termination of the AHI Acquisition in accordance with the terms of the Escrow Agreement or (ii) by mutual agreement of the parties.

                           SERIES B PREFERRED STOCK. Each share of Series B Preferred Stock expected to be issued to WP VIII pursuant to the Purchase Agreement will be a voting security that will be convertible into Common Stock at the option of the holder. The initial liquidation preference for the shares (the "Base Liquidation Value") of Series B Preferred Stock will be $1,000.00 per share, which amount will accrete at 3.50% per annum, compounded annually, from the Funding Date through but not including the fifth anniversary thereof, plus any accrued but unpaid dividends thereon; provided, however, that for purposes of determining the Base Liquidation Value of any shares of Series B Preferred Stock issued after the date on which shares of Series B Preferred Stock were first issued (as a result of the mandatory conversion of the Series C Preferred Stock), such accretion will commence from the date of issuance of such shares. In the event of a Change in Control (as defined in the Series B Certificate of Designations) prior to the fifth anniversary of the Funding Date providing for the payment of an amount per share of Common Stock below the applicable Change in Control Threshold Price (as defined in the Series B Certificate of Designations), the liquidation preference will automatically increase to the amount to which it would have accreted up until the date of such Change of Control had the accretion rate been 10% per annum during such period, plus any declared but unpaid dividends (less, in the case of any shares of Series B Preferred Stock issued after the date the Series B Preferred Shares are first issued as a result of the mandatory conversion of shares of Series C Preferred Stock, the accrual on such Series C Preferred Stock prior to such mandatory conversion pursuant to Section 4(a) of the Series C Preferred Stock Certificate of Designations). From and after the fifth anniversary of the Funding Date, the liquidation value will be the Base Liquidation Value plus $462.31 per share. Otherwise, the liquidation preference will be the Base Liquidation Value. The liquidation preference is generally subject to adjustment in the event the Company undertakes certain transactions set forth in the Series B Certificate of Designations.

                           Holders of the outstanding shares of Series B Preferred Stock ("Series B Holders") will have the right to participate equally and ratably with the holders of shares of Common Stock and holders of shares of Series C Preferred Stock in all dividends and distributions paid. In addition, in respect of each three-month period beginning with the three month period ending 90 days after the fifth anniversary of the Funding Date (such date, the "First Dividend Payment Date"), the Company shall pay, when and as declared by the Board of Directors, out of funds legally available therefor a quarterly cash dividend on each share of Series B Preferred Stock at an annual rate equal to 4.00% of the Base Liquidation Value then in effect (the "Series B Dividend" and, such rate, the "Series B Dividend Rate"). If the Company shall have failed to pay (in whole or in part) any Series B Dividend (the "Series B Penalty Dividend"), the Series B Dividend Rate shall be increased to 10.00% of the Base Liquidation Value then in effect, with respect to the first day of the Dividend Period after the Dividend Period with respect to which the failure to pay (in whole or in part) dividends relates and continuing thereafter until the first day of the Dividend Period succeeding the Dividend Period as of which all Series B Dividends and Series B Penalty Dividends have been paid in full. As used herein, the term "Dividend Period" means the period from the fifth anniversary of the Funding Date until the First Dividend Payment Date and each such quarterly period thereafter.

                           Upon a Change in Control, Series B Holders of the outstanding shares of Series B Preferred Stock may, at their election:
         (a) convert the Series B Preferred Stock into Common Stock and receive the Change in Control Consideration upon conversion; (b) in lieu of receiving any liquidation preference in respect of such Series B Preferred Stock upon such Change in Control, continue to hold the Series B Preferred Stock in any surviving entity resulting from such Change in Control or, in the case of a sale of the Company's assets which results in a Change in Control, the entity purchasing such assets; or (c) within sixty days after the date of the Change in Control, request, in lieu of receiving the Change in Control Consideration, that the Company redeem, out of funds lawfully available for the redemption of shares, the Series B Preferred Stock for an amount in cash equal to the liquidation preference as of the redemption date and after giving effect to the Change in Control; provided, that the Company may, in lieu of making the redemption so requested, effect a Remarketing, as described below.

                           As used herein with respect to the Preferred Stock, "Change in Control" means the happening of any of the following events:
         (a) the acquisition by any person (other than Warburg Pincus LLC or any of its affiliates) of beneficial ownership of 50% or more of either (A) the then-outstanding shares of Common Stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that, for purposes of this definition, the following acquisitions shall not constitute a Change in Control:
         (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any company that is an affiliate of the Company or (iv) any acquisition by any corporation pursuant to a transaction that complies with clause (A) or
         (B) in this definition; or (b) individuals who, as of the date hereof, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board; or (c) consummation of a Business Combination, in each case, unless, following such Business Combination,
         (A) all or substantially all of the individuals and entities that were the Beneficial Owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, not less than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Corporation Voting Securities, as the case may be, and (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation; or (d) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

                           As used herein with respect to the Preferred Stock, "Business Combination" means (i) any reorganization, consolidation, merger, share exchange or similar business combination transaction involving the Company with any person or (ii) the sale, assignment, conveyance, transfer, lease or other disposition by the Company of all or substantially all of its assets. As used herein with respect to the Preferred Stock, "Change in Control Consideration" means the shares of stock, securities, cash or other property issuable or payable (as part of any reorganization, reclassification, consolidation, merger or sale in connection with the Change in Control) with respect to or in exchange for such number of outstanding shares of Common Stock as would have been received upon conversion of the Series B Preferred Stock at the Conversion Price (as defined below) for such Series B Preferred Stock then in effect.

                           If the Company elects to effect a Remarketing, the Company will adjust the dividend rate on the Series B Preferred Stock to the rate (as of the date of the Remarketing) necessary in the opinion of a nationally recognized investment banking firm to allow such bank to resell all of the Series B Preferred Stock on behalf of all holders who have delivered a redemption request (with respect to Series B Preferred Stock, such resale, the "Remarketing") at a price of not less than 100% (after deduction of such investment bank's fees) of the liquidation preference then in effect.

                           The Series B Holders will have the right, at any time and from time to time, at their option, to convert any or all of its shares of Series B Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at a conversion price equal to $32.00, subject to adjustment as set forth in the Series B Certificate of Designations (as adjusted from time to time, the "Conversion Price"). The number of shares of Common Stock into which a share of the Series B Preferred Stock will be convertible will be determined by dividing the liquidation preference in effect at the time of conversion, by the Conversion Price in effect at the time of conversion. The Company will have the right to require the Series B Holders, at the Company's option, to convert the shares of Series B Preferred Stock, in whole or in part (on a pro rata basis), into fully paid and non-assessable shares of Common Stock at the Conversion Price, but only if (A) the Registration Statement (as defined below) has been declared effective and continues to be effective, (B) the average market price of the Common Stock for each trading day during a period of 30 consecutive trading days ended within 10 days prior to the date the Company exercises this option exceeds 175% of the conversion Price and (C) the market price of the common Stock during such period exceeds 175% of the conversion price for 15 consecutive trading days during that period. The number of shares of Common Stock into which a share of the Series B Preferred Stock will be convertible will be determined by dividing the liquidation preference in effect at the time of conversion by the Conversion Price in effect at the time of conversion.

                  The Series B Holders will be entitled to vote with the holders of the Common Stock on all matters submitted for a vote of holders of Common Stock (voting together with the holders of Common Stock as one class) and will be entitled to a number of votes equal to the number of votes to which shares of Common Stock issuable upon conversion of such shares of Series B Preferred Stock would have been entitled if such shares of Common Stock had been outstanding at the time of the applicable vote and related record date. Also, so long as at least one-third of the aggregate outstanding shares of Series B Preferred Stock issued prior to the date of determination remain outstanding, the Company will be prohibited from taking certain actions specified in the Series B Certificate of Designations (including certain amendments to the Company's By-Laws or Certificate of Incorporation, the issuance of any securities ranking senior to or on parity with the Series B Preferred Stock and the incurrence of indebtedness in excess of certain financial ratios) without the Company obtaining the written consent or affirmative vote at a meeting called for that purpose by holders of at least a majority of the outstanding shares of Series B Preferred Stock.

                           If the Equity Investment is consummated, WP VIII will hold all of the issued and outstanding shares of Series B Preferred Stock. However, WP VIII intends to assign a portion of its rights and obligations to acquire the Securities in accordance with the Purchase Agreement to one or more of its Affiliate funds and may do so concurrently with the Closing and in such case such Affiliate shall become responsible for its pro rata share of all obligations of WP VIII under the Purchase Agreement, and WP VIII shall be relieved of such acquired obligations.

                           SERIES C PREFERRED STOCK. Each share of Series C Preferred Stock expected to be issued to WP VIII pursuant to the Purchase Agreement will be redeemable non-voting security that will be mandatorily convertible into Series B Preferred Stock and Common Stock, as more fully described below. The Base Liquidation Value of the Series B Preferred Stock will be $1,000.00 per share, which amount will accrete at 3.50% per annum, compounded annually, from the Funding Date, provided that such rate will increase to 5.00% as of the seventh month anniversary of the Funding Date and will thereafter increase at the end of each successive six month period by adding 50 basis points to the rate then in effect if any shares of Series C Preferred Stock are then in effect, plus any accrued but unpaid dividends thereon. In the event of a Change in Control (as defined in the Series C Certificate of Designations) prior to the fifth anniversary of the Funding Date providing for the payment of an amount per share of Common Stock below the applicable Change in Control Threshold Price (as defined in the Series C Certificate of Designations), the liquidation preference will automatically increase to the amount to which it would have accreted up until the date of such Change of Control had the accretion rate been 10% per annum during such period, plus any declared but unpaid dividends. From and after the fifth anniversary of the Funding Date, the liquidation value will be the Base Liquidation Value, less the Base Liquidation Value on the fifth anniversary of the Funding Date, plus $2,100.00 per share. Otherwise, the liquidation preference will be the Base Liquidation Value. The liquidation preference is generally subject to adjustment in the event the Company undertakes certain transactions set forth in the Series B Certificate of Designations.

                           Upon a Change of Control, Holders ("Series C
         Holders") of the outstanding shares of Series C Preferred Stock will have the right to participate equally and ratably with the holders of shares of Common Stock and holders of shares of Series B Preferred Stock in all dividends and distributions paid. In addition, in respect of each three-month period beginning with the three month period ending on the First Dividend Payment Date, the Company shall pay, when and as declared by the Board of Directors, out of funds legally available therefore a quarterly cash dividend on each share of Series C Preferred Stock at an annual rate, equal to 9.50% of the Base Liquidation Value then in effect (the "Series C Dividend" and, such rate, the "Series C Dividend Rate"). If the Company shall have failed to pay (in whole or in part) any Series C Dividend (the "Series C Penalty Dividend"), the Series C Dividend Rate shall be increased to 10.00% of the Base Liquidation Value then in effect, with respect to the first day of the Dividend Period after the Dividend Period with respect to which the failure to pay (in whole or in part) dividends relates and continuing thereafter until the first day of the Dividend Period succeeding the Dividend Period as of which all Series B Dividends and Penalty Dividends have been paid in full.

                           Series C Holders of the outstanding shares of Series C Preferred Stock may, at their election: (a) if the Conversion Approval (as defined below) has been obtained, convert the Series C Preferred Stock into Common Stock and receive the Change in Control Consideration upon conversion; (b) exercise the special redemption rights described below; (c) in lieu of receiving any liquidation preference in respect of such Series C Preferred Stock upon such Change in Control, continue to hold the Series C Preferred Stock in any surviving entity resulting from such Change in Control or, in the case of a sale of the Company's assets which results in a Change in Control, the entity purchasing such assets; or (d) within sixty days after the date of the Change in Control, request, in lieu of receiving the Change in Control Consideration, that the Company redeem, out of funds lawfully available for the redemption of shares, the Series C Preferred Stock for an amount in cash equal to the liquidation preference as of the redemption date and after giving effect to the Change in Control; provided, that the

         Company may, in lieu of making the redemption so requested, effect a Remarketing, as described below. With respect to Series C Preferred Stock, "Change in Control Consideration" means the shares of stock, securities, cash or other property issuable or payable (as part of any reorganization, reclassification, consolidation, merger or sale in connection with the Change in Control) with respect to or in exchange for such number of outstanding shares of Common Stock as would have been received upon conversion of the Series C Preferred Stock (or conversion of the Series B Preferred Stock into which the Series C Preferred Stock is convertible) at the Conversion Price (as defined below) for such Series C Preferred Stock then in effect.

                           If the Company elects to effect a Remarketing, the Company will adjust the dividend rate on the Series C Preferred Stock to the rate (as of the date of the Remarketing) necessary in the opinion of a nationally recognized investment banking firm to allow such bank to resell all of the Series C Preferred Stock on behalf of all holders who have delivered a redemption request (With respect to Series C Preferred Stock, such resale, the "Remarketing") at a price of not less than 100% (after deduction of such investment bank's fees) of the liquidation preference then in effect.

                           Upon receipt by the Company of both (1) any and all shareholder approvals as may be necessary so that the Series C Preferred Stock shall be immediately converted into Series B Preferred Stock and Common Stock (the "Conversion Approval") and (2) (A) shareholder approval of the proposed amendment to the Company's Certificate of Incorporation to exempt, under certain circumstances, WP, WP VIII, their affiliate funds and the respective general partners, managers, managing members and similar such entities of such funds from the definition of "related person" contained in such Certificate of Incorporation (the "Charter Amendment Approval") or (B) written waivers of the requirement to receive the Approval of such amendment from holders of shares of Series C Preferred Stock representing at least a majority of the then outstanding shares of Series C Preferred Stock (provided that such waivers shall be deemed to have been granted 31 months following the Funding Date) each share of Series C Preferred Stock shall automatically convert into a number of shares of fully paid and non-assessable shares of both (x) Series B Preferred Stock and (y) Common Stock. The number of shares of Series B Preferred Stock into which a share of the Series C Preferred Stock shall be convertible shall be determined by multiplying a certain value per share (the "Liquidation Value") in effect at the time of conversion pursuant to the Purchase Agreement by 0.857143 and dividing by $1,000.00. The number of shares of Common Stock into which a share of Series C Preferred Stock shall be convertible shall be determined by multiplying $1,000.00 by 0.142857 and dividing by the conversion price in effect at the time of conversion.

                           The proposed charter amendment provides that the restrictions on transactions with related parties in the Company's Certificate of Incorporation would not apply to Warburg Pincus and its affiliates, except that during the first five years after the Funding Date and if the standstill described above applies, Warburg Pincus will be subject to the related party restrictions if, together with its affiliates and associates, it beneficially owns more than 35% of the voting stock of the Company.

                           From and after the seven month anniversary of the consummation of the AHI Acquisition, each Series C Holder will have the right, at any time and from time to time, at such holder's option, to require the Company to redeem any or all of such holder's shares of Series C Preferred Stock, in whole or in part, at a price per share of Series C Preferred Stock equal to (x) the liquidation value in effect on such special redemption date multiplied by (y) the market price of a share of Common Stock on the date such holder transmits to the Company the notice required by the Series C Certificate of Designations divided by (z) the special redemption price, initially equal to $31.71 and to be reduced by 10% as of the seventh month of the Funding Date (subject to adjustment as set forth in the Series C Certificate of Designations) (the "Special Redemption Price").

                           From and after the fifth anniversary of the Funding Date, the Company will have the right, at its option, to redeem outstanding shares of Series C Preferred Stock, from time to time, in whole or in part (on a pro rata basis), at a price per share of Series C Preferred Stock equal to (x) the liquidation preference on the special redemption date multiplied by (y) the market price of a share of Common Stock on the date on which the Company transmits to the holders of shares of Series C Preferred Stock to be redeemed the notice required by Series C Certificate of Designations divided by (z) the Special Redemption Price, but only if at the time the Company exercises this option, (A) the average market price of the Common Stock for each trading day during a period of 30 consecutive trading days ended within 10 days prior to the date the Company exercises this option exceeds 210% of the conversion price and (B) the market price of the Common Stock during such period exceeds 210% of the conversion price for 15 consecutive trading days during the period referred to in clause (A).

                           The Series C Holders will not be entitled to vote on matters submitted to the holders of the Company's Common Stock and Series B Preferred Stock. However, so long as at least one-third of the aggregate outstanding shares of Series C Preferred Stock issued prior to the date of determination remain outstanding, the Company will be prohibited from taking certain actions specified in the Series C Certificate of Designations (including certain amendments to the Company's By-Laws or Certificate of Incorporation, the issuance of any securities ranking senior to or on parity with the Series C Preferred Stock and the incurrence of indebtedness in excess of certain financial ratios) without the Company obtaining the written consent or affirmative vote at a meeting called for that purpose by holders of at least a majority of the outstanding shares of Series C Preferred Stock.

                           If and when the Equity Investment is consummated, WP VIII will hold all of the issued and outstanding shares of Series C Preferred Stock, subject to assignment of a portion of WP VIII's rights and obligations to acquire the Securities to its Affiliate funds as described above.

                           STANDSTILL AGREEMENT. For a period of five years after the Funding Date (subject to certain exceptions), WP VIII has agreed that neither it nor its affiliates will acquire beneficial ownership in excess of 35% of the Company's voting stock or Common Stock (assuming conversion into Common Stock of the Preferred Stock) nor engage or participate in any specified transactions with respect to the Company, including any merger or other business combination, acquisition of assets or other similar transactions, subject to permitted exceptions.

                           REGISTRATION. The Company is required to use its commercially reasonable best efforts to (i) file a registration statement with respect to the shares of Common Stock acquired by WP VIII under the Purchase Agreement and all shares of Common Stock issuable upon conversion of the Preferred Stock (the "Registration Statement") by the 60th day following the AHI Acquisition (but in no event later than the 90th day following such acquisition) and (ii) have this registration statement declared and kept effective until WP VIII or any transferee who would require the registration to effect the sale of these shares no longer holds them.

                           PREEMPTIVE RIGHTS. WP VIII has certain preemptive rights to maintain its proportionate interest in the Company if the Company makes a new public or private offering of Common Stock (or securities convertible or exchangeable into Common Stock).

                           LIQUIDITY RIGHTS. Following the fifth anniversary of the funding of the Escrow Agreement, holders of at least 75% of the then outstanding shares of Series B Preferred Stock and shares of Series C Preferred Stock, considered as a single class, will have the right to submit a request in writing that the Company initiate a recapitalization in which each share of Series B Preferred Stock and Series C Preferred Stock outstanding as of the date of consummation of such transaction will be reclassified and repaid in an amount equal to or in excess of each such series of preferred stock's liquidation preference then in effect; the Company will complete a recapitalization or alternatively, the Company may, at its sole election, effect a Remarketing of such Preferred Stock.

                           GOVERNANCE MATTERS. The Company has agreed to appoint, as promptly as practicable following the Funding Date, one person nominated by WP VIII to serve as a director of the Company and who, when serving on the Board of Directors, will be entitled to serve on all major committees and subcommittees of the Board, except to the extent prohibited by applicable law or stock exchange regulation. WP VIII shall have these rights so long as it owns at least one-third of the shares of Series B Preferred Stock initially purchased (on an as converted basis). In addition, WP VIII will also have the right to have one of its employees attend meetings of the Board of Directors (including any meeting of any committees thereof) as an observer without authority to vote.

                           TRANSFER RESTRICTIONS. Shares of Preferred Stock owned by WP VIII will be restricted from transfer, assignment, pledge or other disposition or encumbrance to any person (i) that derives more than 10% of such persons' total annual revenues for its most recently completed fiscal year from a business that competes in a material way with a business that represents more than 5% of the consolidated revenues of the Company and its subsidiaries for its most recently completed fiscal year or (ii) has not executed a joinder agreement pursuant to which it has agreed to be bound by the Purchase Agreement as if it were a party to it provided that such transfer restrictions shall not apply to transfers (1) pursuant to a merger, tender offer or other business combination, acquisition of assets or similar transaction or change or control involving the Company or any Company Subsidiary, provided that such transaction has been approved by the

         Company's Board of Directors or (2) a bona fide pledge to a financial institution which does not permit the financial institution to foreclose on such to shares of Preferred Stock without conversion.

                  The foregoing summary of Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, including exhibits, a copy of which is set forth as Exhibit 2 and is incorporated herein by reference.

                  Depending on prevailing market, economic and other conditions and subject to the terms of the Purchase Agreement discussed above, the Reporting Entities may from time to time acquire additional securities of the Company, engage in discussions with the Company concerning further acquisitions of securities of the Company or otherwise invest in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company's securities, subsequent developments concerning the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

                  Except as set forth herein, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) Due to their respective relationships with each other, as of September 19, 2004, the Reporting Entities may be deemed to beneficially own, in the aggregate, 714,286 shares of Common Stock of the Company by virtue of its ownership of such shares as of such date. As of September 19, 2004, the Reporting Entities may also be deemed to own additional shares of Common Stock by virtue of WP VIII's ownership of the Series B Preferred Stock. Assuming the full conversion of the Series B Preferred Stock into

         Common Stock as of September 19, 2004, pursuant to the terms and conditions of the Purchase Agreement described herein, WP VIII is deemed to beneficially own 4,732,130 shares of Common Stock, representing approximately 14.7% of the outstanding shares of Common Stock, based on a total of 31,465,823 shares of Common Stock outstanding, which is comprised of: (i) 27,447,959 shares of Common Stock outstanding as of September 19, 2004, as represented by the Company in the Purchase Agreement, and (ii) the 4,017,844 shares of Common Stock issuable upon the conversion of the 128,571 shares of Series B Preferred Stock acquired by WP VIII into common stock pursuant to the terms and conditions of the Purchase Agreement described herein, and approximately 17.2% of the outstanding shares of Common Stock, before giving effect to the new issuance of shares of Common Stock underlying the Series B Preferred Stock. As described in Item 4, supra, the Reporting Entities do not expect to have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of WP VIII's ownership of the Series C Preferred Stock. The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
         Section 13(d)(3) of the Exchange Act. Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

(b) Each of WP and WP LLC shares with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,732,130 shares of Common Stock each of the Reporting Entities may be deemed to beneficially own as of September 19, 2004.

(c) Except for the Securities acquired pursuant to the Purchase Agreement, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

(d) Except as set forth in this Item 5, supra, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

(e)      Not applicable.





ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                 --------------------------------------------------------------

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

     The Purchase Agreement between the Company and WP VIII was entered into on September 19, 2004 and is described herein in Item 4, supra.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

     By virtue of the relationships among the Reporting Entities as described in
Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws.



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  ---------------------------------

                  1. Joint Filing Agreement, dated as of September 29, 2004, by and among Warburg Pincus Private Equity VIII, L.P.; Warburg, Pincus & Co.; and Warburg Pincus LLC.

                  2. Purchase Agreement, dated as of September 19, 2004, by and between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this
                           Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

                  3. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

                  4. Form of Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2004

                                WARBURG PINCUS PRIVATE EQUITY VIII, L.P.


                                By:    Warburg, Pincus & Co.,
                                       General Partner

                                       By:  /s/ Scott A. Arenare, Esq.
                                          ------------------------------
                                           Name:  Scott A. Arenare, Esq.
                                           Title: Partner


                                 WARBURG, PINCUS & Co.

                                        By:  /s/ Scott A. Arenare, Esq.
                                           ------------------------------
                                           Name:  Scott A. Arenare, Esq.
                                           Title: Partner


                                  WARBURG PINCUS LLC

                                         By: /s/ Scott A. Arenare, Esq.
                                            ------------------------------
                                            Name:  Scott A. Arenare, Esq.
                                            Title: Managing Director

                                INDEX OF EXHIBITS

1. Joint Filing Agreement, dated as of September 29, 2004, by and among Warburg Pincus Private Equity VIII, L.P.; Warburg, Pincus & Co.; and Warburg Pincus LLC.

2. Purchase Agreement, dated as of September 19, 2004, by and between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23,
         2004)

3. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jarden Corporation on September 23,
         2004)

4. Form of Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit
         10.4 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

                                                                       Exhibit 1
                                                                       ---------

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Jarden Corporation is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  September 29, 2004

                                WARBURG PINCUS PRIVATE EQUITY VIII, L.P.


                                By:    Warburg, Pincus & Co.,
                                       General Partner

                                       By:  /s/ Scott A. Arenare, Esq.
                                          ------------------------------
                                           Name:  Scott A. Arenare, Esq.
                                           Title: Partner

                                WARBURG, PINCUS & Co.

                                        By:  /s/ Scott A. Arenare, Esq.
                                           ------------------------------
                                           Name:  Scott A. Arenare, Esq.
                                           Title: Partner

                                 WARBURG PINCUS LLC

                                         By: /s/ Scott A. Arenare, Esq.
                                            ------------------------------
                                            Name:  Scott A. Arenare, Esq.
                                            Title: Managing Director

                                   SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus
Private Equity VIII, L.P. ("WP VIII") is WP. WP VIII, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

------------------------- ------------------------------------------------------
                                      PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                       TO POSITION WITH WP, AND POSITIONS
            NAME                          WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Joel Ackerman              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Scott A. Arenare           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Gregory Back               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
David Barr                 Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Larry Bettino              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Harold Brown               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Sean D. Carney             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Mark Colodny               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Timothy J. Curt            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
W. Bowman Cutter           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Cary J. Davis              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Oliver M. Goldstein        Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Patrick T. Hackett         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Jeffrey A. Harris          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Stewart J. Hen             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
William H. Janeway         Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Julie A. Johnson           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Peter R. Kagan             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Charles R. Kaye            Managing General Partner of WP; Managing Member and
                           Co-President of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Henry Kressel              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Joseph P. Landy            Managing General Partner of WP; Managing Member and
                           Co-President of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Sidney Lapidus             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Kewsong Lee                Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Jonathan S. Leff           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Reuben S. Leibowitz        Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Rodman W. Moorhead III     Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
James Neary                Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Howard H. Newman           Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Dalip Pathak               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Lionel I. Pincus           Partner of WP; Member and Chairman of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Michael F. Profenius       Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Stan Raatz                 Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Steven G. Schneider        Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Mimi Strouse               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Barry Taylor               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
John L. Vogelstein         Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
John R. Vrolyk             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman    Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
David J. Wenstrup          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Rosanne Zimmerman          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Pincus & Company LLC*
----------------------------------- --------------------------------------------
----------------------------------- --------------------------------------------
NL & Co.**
----------------------------------- --------------------------------------------

---------------------

* New York limited liability company; primary activity is ownership interest in WP and WP LLC
** New York limited partnership; primary activity is ownership interest in WP.

                                   MEMBERS OF WP LLC
                                   -----------------

--------------------------------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP LLC, AND POSITIONS
         NAME                          WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Scott A. Arenare           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Gregory Back               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
David Barr                 Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Larry Bettino              Member and Managing Director of WP LLC, Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Harold Brown               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Stephen John Coates (1)    Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Mark Colodny               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Tetsuya Fukagawa (2)       Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Oliver M. Goldstein        Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Jeffrey A. Harris          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Stewart J. Hen             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Sung-Jin Hwang (3)         Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
William H. Janeway         Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Julie A. Johnson           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Peter R. Kagan             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Charles R. Kaye            Managing Member and Co-President of WP LLC; Managing
                           General Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Rajesh Khanna (4)          Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Henry Kressel              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Rajiv B. Lall (4)          Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Joseph P. Landy            Managing Member and Co-President of WP LLC; Managing
                           General Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Sidney Lapidus             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Reuben S. Leibowitz        Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
David Li (5)               Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Nicholas J. Lowcock (1)    Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
John W. MacIntosh (6)      Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Rodman W. Moorhead III     Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
James Neary                Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Howard H. Newman           Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Bilge Ogut (7)             Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Lionel I. Pincus           Member and Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Pulak Chandan Prasad (4)   Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Michael F. Profenius       Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Stan Raatz                 Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Joseph C. Schull (6)       Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Mimi Strouse               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Chang Q. Sun (5)           Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
------------------------- ------------------------------------------------------
Barry Taylor               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------

-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
John L. Vogelstein          Member and Vice Chairman of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
-------------------------- --------------------------------------------
John R. Vrolyk              Member and Managing Director of WP LLC; Partner of
                            WP
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman     Member and Managing Director of WP LLC; Partner of
                            WP
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
David J. Wenstrup           Member and Managing Director of WP LLC; Partner of
                            WP
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Jeremy S. Young (1)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Rosanne Zimmerman           Member and Managing Director of WP LLC; Partner of
                            WP
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Pincus & Company LLC*
-------------------------- -----------------------------------------------------


  (1)      Citizen of United Kingdom
  (2)      Citizen of Japan
  (3)      Citizen of Korea
  (4)      Citizen of India
  (5)      Citizen of Hong Kong
  (6)      Citizen of Canada
  (7)      Citizen of Turkey

* New York limited liability company; primary activity is ownership interest in WP and WP LLC


As of September 15, 2004